April 14, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington DC, 20549

Attention: Kevin W. Vaughn

Mail Stop: 0408

RE:	International Assets Holding Corporation
Form 10-KSB for the Year Ended September 30, 2004
Form 10-QSB for the Period Ended December 31, 2004
Form 8-K, as Amended, on July 9, 2004
File Number 0-23554

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Commission”) on behalf of International Assets Holding Corporation (the “Company”), in response to the staff’s letter of March 18, 2005 regarding the Company’s Form 10-KSB for the fiscal year ended September 30, 2004 (the “2004 Form 10-KSB”), the Company’s Form 10-QSB for the quarter ended December 31, 2004 (the “First Quarter Form 10-QSB”) and the Company’s Form 8-K/A dated July 9, 2004 (the “Form 8-K/A”).

Set forth below in italics are each of the comments contained in the staff’s letter, together with the Company’s responses. These items are set forth in the order in which they appear in the staff’s letter. The Company proposes to make the revisions noted below in future filings of its Form 10-KSB and Forms 10-QSB, as appropriate.

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Form 10-KSB for the Year Ended September 30, 2004:

Risks Affecting the Company’s Business

Dependence on a Limited Group of Customers – page 12

1.	Please revise to quantifiably illustrate how a significant portion of your revenues earned are concentrated in a small number of customers. In addition, quantify any concentrations in credit or counterparty risk arising from financial instruments.

Response:

The Company principally acts as a dealer in its equity, debt, foreign exchange and commodities trading businesses. The Company’s revenues and profits from its dealer activities depend on a combination of transactions with different customers as well as market price movements which affect the value of the positions held by the Company. As a result, it is impossible for the Company to quantify the revenue generated by each customer.

In the Company’s business, purchases of individual securities, currencies, commodities or commodities options may be from single or multiple customers or counter-parties. They may be covered by a matching sale to a customer or counter-party or may be aggregated with other purchases to provide liquidity intra-day, for a number of days or, in some cases, even longer periods of time (during which periods market values may fluctuate). Sales of individual securities, currencies, commodities or commodities options may also be from single or multiple customers or counter-parties. They may be made from inventory, they may be covered by a simultaneous and matching purchase in the market or they may represent a short sale and be covered by a later purchase in the market.

While the Company is able to track the number and dollar amount of individual transactions with each customer, this information is not a reliable indicator of revenues because it is not necessarily proportional to revenues or profitability. Depending on the nature of the instrument traded, market conditions and timing of a transaction, revenues and profitability may differ widely from trade to trade and from customer to customer.

The Company does not rely on dollar and trading volumes by customer in managing its business. Indeed, management believes that dollar and trading volumes would be misleading to investors.

To address the staff’s comment regarding the concentration of revenues in a small number of customers, the Company proposes to make two sets of changes to its disclosure, as follows:

•	The Company proposes to add a new section entitled “Trading Revenues” in Item 1 - Business. This section would consist of a summary of the information provided above. The language of the proposed new section is set forth in Appendix 1A to this letter.

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•	The Company also proposes to modify the risk factor entitled “Dependence on a Limited Group of Customers” to explain that the Company’s conclusions regarding the concentration of its business are based on observation of its business, rather than any quantified amounts. The proposed changes are set forth in Appendix 1B to this letter.

To address the staff’s comment regarding concentration of credit and counterparty risk, the Company proposes to make three sets of changes, as follows:

•	The Company proposes to modify the risk factor entitled “Unexpected Losses due to Counterparty Failures and Credit Concentration Risks Associated With Our Clearing Brokers and Custodians.” The proposed revisions are reflected in Appendix 1C to this letter.

•	The Company also proposes to modify Note (18) to Financial Statements to address credit risk. The proposed changes to Note (18) are set forth in Appendix 1D.

•	The Company proposes to add a brief description of its risk policy in Item 1 – Business of its Form 10-KSB under the heading “Risk Policy.” In this connection, the Company has previously adopted a formal risk policy which evaluates and reviews the weighted risk of each asset held by the Company, taking into account the nominal value and the potential for loss, which in turn is affected by liquidity, volatility and inherent creditworthiness of the issuer. The proposed description is set forth in Appendix 1E to this letter.

Item 3 – Legal Proceedings – page 13

2.	Please revise to discuss the potential for legal proceedings that may arise in the normal course of business, and disclose your opinion as to whether you expect the outcome of such matters to have a material impact on your financial condition, results of operations or cash flows.

Response:

Since the Company sold its retail brokerage business in December 2001, the Company has not been routinely subject to litigation in the normal course of its business. As such, the Company does not currently believe that such litigation is likely to occur in the future or to have a material adverse impact on the Company.

In response to the staff’s comment, the Company proposes to revise Item 3 in its next Form 10-KSB to include a statement to this effect. The proposed language is set forth in Appendix 2 to this letter.

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Fiscal Year 2004 Compared to Fiscal Year 2005 – Page 18

3.	We note throughout your analysis of your results of operations that you identify multiple factors that have contributed to changes from period to period without quantifying the effect of each factor on the changes and discussing related trends on future operations. For example, you cite numerous factors attributing to the significant increase in trading revenue such as improved market conditions, the successful development of wholesale client relationships and expansion in foreign exchange/commodities trading, but you do not quantify the impact of these factors. Please revise to expand your discussion of the factors that contribute to the changes between all periods to clearly quantify each of the causes cited. In additional, please discuss recent trends in your operating results and whether you expect these trends to continue. You may find it helpful to refer to Release No. 33-8350.

Response:

In preparing Item 6 of its 2004 Form 10-KSB (“MD&A”), the Company attempted to provide the same qualitative and quantitative analysis which is utilized by management to evaluate and direct the Company’s business. In this connection, the Company’s management does not quantify the impact of the factors which have affected the Company’s results of operations, and for the reasons discussed below, the Company does not believe that it would be able to do so.

The Company’s business strategy is to focus on opportunities in niche financial markets not covered by larger financial institutions. Consequently, there is very little industry information that is pertinent or used by management in analyzing its businesses.

As a financial intermediary in these niche businesses, the Company’s primary focus is to recruit experienced individuals who bring with them knowledge and relationships in these businesses and to ensure that costs are linked to revenues to limit the possibility of losses. Management evaluates the profitability of each area before and after direct trading and compensation costs and periodically reviews the net contribution made relative to committed capital resources. The quantitative information set forth in the Company’s internal management reports consists almost entirely in the revenue and net contribution amounts disclosed in MD&A in the 2004 Form 10-KSB and Note 27 of the Consolidated Financial Statements.

In conclusion, the Company believes that due to the nature of its business, it is not possible to quantify, in an accurate manner, the various factors that have affected the Company’s revenues and net income on a historical basis. Management has identified these factors on the basis of management’s observation of the markets in which the Company operates.

The Company has noted in MD&A that the revenues and net income from each of its businesses are highly volatile and are affected by a variety of factors which are both outside of management’s control and not readily predictable. Although these factors can be identified on a historical basis, the Company does not believe that it can make any meaningful or accurate statements regarding whether these factors will affect the Company’s business in the future.

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To address the staff’s comments, the Company proposes to modify Item 1 of its next Form 10-KSB to expand the discussion of the Company’s “Business Strategy” section in Item 1 - Business to include information regarding the foregoing. The proposed changes to the “Business Strategy” section are set forth in Appendix 3A to this letter.

The Company also proposes to expand the discussion of its results of operations in MD&A to include a table which reflects net contribution by each business activity, and a discussion of the factors affecting net contribution by each activity. The proposed changes are set forth in Appendix 3B to this letter.

Finally, the Company proposes to modify MD&A to affirmatively state that the Company is unable to predict whether any of the cited factors will continue to have an impact on the Company’s business in the future. These changes are also reflected in Appendix 3B.

4.	In light of the significant difference in the relative profitability of your reportable segments, please revise to provide an expanded discussion of the results of each of your operating segments. Quantify and discuss the components of net operating income for each segment, and discuss any known trends or uncertainties that have, or are reasonably likely to have, a material impact on your segment operating results. Your current disclosures appear overly abbreviated.

Response:

The Company’s management utilizes the net contribution of each of Company’s business segments in evaluating and managing the Company’s activities. Accordingly, the Company proposes to amend its MD&A to include a table reflecting the net contribution of each business activity and a discussion of such net contribution. The proposed changes are reflected in Appendix 3B.

The Company’s accounting system does not allocate expenses by business segment, other than the expense items reflected in net contribution. As a result, the Company does not calculate net operating income for each business segment or discuss net operating income by business segment. As noted above, the Company does not utilize such information in managing its business.

As discussed in the response to Item 3 above, the Company is not aware of any known trends or contingencies which are not discussed in its Form 10-KSB, which are likely to have a material impact on the Company’s financial condition or results of operations. In response to the staff’s comment on this issue, the Company proposes to include a statement to this effect in the MD&A. (See Appendix 3B).

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5.	Please revise to describe and quantify the impact of your acquisition of the foreign exchange business of Global Currencies Limited on your operating results, liquidity and cash flows.

Response:

The Company proposes to add a new section to MD&A entitled “Acquisition of Foreign Exchange Business of Global Currencies Limited” which would describes in greater detail the Company’s acquisition of Global and its impact on the Company. The proposed section is set forth in Appendix 5.

The Company notes that the proposed description largely consists of information which was already included in the Company’s 2004 Form 10-KSB. In this connection, the terms of the acquisition were discussed in “Liquidity and Capital Resources” in MD&A and Note 6 to the Company’s Consolidated Financial Statements.

Certain Critical Accounting Policies – page 23

6.	Please provide an expanded discussion of your critical accounting policies. Refer to Section V of Release No. 33-8350 and revise this section to address the following for each critical accounting policy:

•	Specifically identify why each policy is considered critical by management.

•	Discuss why you could have selected estimates in the current period that would have had a materially different impact on your financial presentation.

•	Discuss why your accounting estimates bear the risk of change and describe the potential impact on your financial statements.

•	Discuss how accurate your estimates and assumptions have been in the past and how much they have changed in the past.

•	Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Response:

The Company proposes to amend its next Form 10-KSB to include an expanded discussion of the Company’s critical accounting policies. The proposed changes are reflected in Appendix 6 to this letter.

The Company believes that the revised section addresses all of the items noted by the staff, other than the quantitative disclosure of “sensitivity to change based on other outcomes that

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are reasonably likely to occur and that would have a material effect on the company.” The Company does not believe that other potential estimates that might reasonably be made by management would have any material effect on the valuation of the assets or liabilities of the Company. The Company makes limited use of estimates and assumptions in the valuation of assets and liabilities of the Company because substantially all assets are valued on the basis of published market prices.

Off Balance Sheet Arrangements – page 24

7.	We note that you are party to certain financial instruments with off-balance sheet risk in the normal course of business. Please revise to discuss your use of derivative financial instruments, if any, and describe the nature and purpose of these derivatives and other hedging strategies. Quantify the notional and fair value of your derivative contracts by type and purpose.

Response:

The Company proposes to revise its discussion of Off Balance Sheet Arrangements in MD&A to address in greater detail the Company’s use of derivative financial instruments and to quantify their market values. The proposed revisions are set forth in Appendix 7A to this letter.

The Company also proposes to add a new section to MD&A entitled “Quantitative and Qualitative Disclosures about Market Risk.” The proposed section is set forth in Appendix 7B.

In considering the foregoing description of the Company’s use of derivative instruments, please note the following:

•	Section 7.02 of the AICPA’s audit guide to Brokers and Dealers in Securities states, “A broker-dealer accounts for inventory and derivative positions (such as futures, forwards, swaps, and options) at fair value.” The Company reports its derivative positions on this basis.

•	Section 7.42 of the audit guide states, “Derivatives entered into by dealers in connection with their dealing activities should be carried at fair value with resultant gains and losses reported currently in income.” The Company reports its derivative positions on this basis.

•	The Company has consistently applied the provisions of Sections 7.02 and 7.42 to its foreign exchange/commodities trading segment.

•	Segmental trading activities are managed as an integrated combination of cash and derivative instruments. Formal documentation of hedging relationships do not exist (FAS 133, paragraph 20 a.). Accordingly, the Company’s derivative activities are classified as “no hedging designation” under Paragraph 18a of FAS 133.

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Accordingly, the Company complies with FAS 133 (Paragraph 18a,) which provides: “gains and loss on a derivative instrument not designated as a hedging instrument shall be recognized currently in earnings”.

•	The disclosures required under FAS 133, paragraph 44 are not applicable to the Company because the Company’s derivatives are classified as “no hedging designation,” under FAS 133.

Item 7 – Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity – page F-4

8.	Please revise to provide an analysis of the changes during each period in the accumulated amount of translation adjustments reported in stockholders’ equity. Refer to paragraph 31 of SFAS 52.

Response:

The Company’s two U.K. subsidiaries are each designated U.S. dollar denominated entities in the United Kingdom. Pursuant to Paragraph 4 of FAS 52, assets and liabilities of a foreign entity are measured using the functional currency of that entity. The functional currency of the Company’s two U.K. subsidiaries is the U.S. dollar. Based on the foregoing, the Company has determined that the functional currency for these entities is the U.S. dollar for purposes of FAS 52.

The Company proposes to add sentence to this effect in Note (1) (a) to the Company’s Consolidated Financial Statements, ‘Principles of Consolidation’. The proposed wording is reflected in Appendix 8 to this letter.

In addition, the Company owns and reports both long and short foreign currency positions in the course of its market making activities in each of its business segments. These balances are reported at current exchange rates as reflected in Note 1(d) to the Company’s Consolidated Financial Statements.

Consolidated Statements of Cash Flows – page F-5

9.	Please revise to separately report the effect of foreign currency translation on your cash flows for each period presented. Refer to paragraph 25 of SFAS 95.

Response:

As discussed in the Company’s response to Item 8 above, the Company believes that this comment is inapplicable.

Note 1 – Summary of Accounting Policies

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(c) Cash and Cash Equivalents – page F-7

10.	Please revise to separately describe the various regulations or contractual obligations under which you are required to segregate or restrict cash or securities. Quantify the amounts segregated or restricted under each requirement.

Response:

On its balance sheet, the Company segregates “cash” from “cash and cash equivalents deposited with brokers, dealers and clearing organization.” There are no restrictions on cash. The Company’s cash and cash equivalents deposited with brokers, dealers and clearing organizations are subject to contractual restrictions imposed by the entities. These restrictions arise in connection with margin lending made available to the Company by these organizations. The Company proposes to modify Note 1(c) of the Consolidated Financial Statement to describe these restrictions. The proposed changes are reflected in Appendix 10 to this letter.

(d) Foreign Currency – page F-8

11.	Please revise to quantify the aggregate amount of transaction gains or losses included in net income for each period presented. Refer to Paragraph 30 of SFAS 52.

Response:

The Company reflects all foreign currency gains and losses on its income statement under the line entitled “Net dealer inventory and investment gains.” The Company’s presentation is based on paragraph 30 of FAS 52, which states:

Certain enterprises, primarily banks, are dealers in foreign exchange. Although certain gains or losses from dealer transactions may fit the definition of transaction gains or losses in this statement, they may be disclosed as dealer gains or losses rather than as transaction gains or losses.

The Company believes that paragraph 30 of FAS 30 applies to the Company because the Company operates in the foreign currency trading market as a dealer in the same manner as a bank. In this connection, the Company’s customers enter into foreign exchange transactions with the Company and rely on the Company to arrange the transmission of funds in the same way as if they were dealing with a bank.

(f) Valuation of Financial Instruments and Investments – page F-8

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12.	We note your disclosure that your limited partnership ownership interest is “recorded at fair value, which has been determined by management.” Please revise to specifically disclose the limited partnership to which you refer, and clarify whether this investment is different from your investment in joint venture. In addition, expand your disclosure to describe the methodology used by management to determine the fair value of this limited partnership interest.

Response:

The Company is the owner of a 0.22% interest in a Limited Partnership (the “Partnership”) which is engaged in pharmaceutical distribution. At September 30, 2004, the Company estimated that the value of its interest in the Partnership was $47,000.

The Company does not apply the equity method to its investment in the Partnership because it is a limited partnership interest and not subject to accounting by the equity method (see Equity Method Criteria: APB 18). The Company does not have the ability to exercise significant influence over the Partnership, since its ownership is less than 1%.

The Company proposes to revise Note (1) (f) to provide the information requested by the staff. The proposed revisions are reflected in Appendix 12 to this letter.

(m) Effects of Recently Issued Accounting Standards – page F-11

13.	We note your disclosure on page F-13 that you have “decided not to consolidate” a VIE due to its “immaterial impact.” FIN 46(R) requires you to consolidate any VIEs for which you are the primary beneficiary. Please revise your disclosures to comply with US GAAP. In addition, supplementally provide us with your materiality assessment by line item to support your position that the consolidation of this entity would not have a material impact on your financial statements.

Response:

Background

INTL Consilium LLC (“Consilium”) is a limited liability company in which the Company holds a 50.1% interest and Consilium Investment Capital, Inc (“CIC”) holds a 49.9% interest. CIC is not an affiliate of the Company. Consilium was formed to own and operate an asset management business. In this connection, Consilium has formed a U.S. hedge fund and two Cayman Islands hedge funds. The U.S. hedge fund (the “U.S. Feeder Fund”) and one of the Cayman Islands funds (the “Cayman Feeder Fund”) act as feeder funds to the other Cayman Islands fund (the “Master Fund”). Consilium is the investment manager of all of the funds. Consilium formed the funds with the specific purpose of marketing them as investment vehicles for outside investors. This marketing effort is now underway.

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The Company has invested approximately $3,000,000 into the Cayman Feeder Fund in connection with its establishment. The Company’s investment in the Cayman Feeder Fund was made through INTL Trading, the Company’s broker-dealer subsidiary. The Company expects that the majority of the amounts invested in this fund will eventually be made by unrelated entities. As of September 30, 2004, one additional unrelated investor had invested $400,000 in the Cayman Feeder Fund. As a result, as of September 30, 2004, the Company owned 88% of the Cayman Feeder Fund.

Consilium controls the management of all of the funds. Consilium also manages the all of the investments of the funds under investment management agreements. Consilium receives a periodic fee for its asset management services based on both the value of assets under management and performance. Other than the performance incentive paid to Consilium, the gains or losses in the funds are all borne by the participating (non-management) investors in the funds.

VIE and Consolidation of Cayman Feeder Fund

In preparing the financial statements for INTL Trading for the fiscal year ended as September 30, 2004, INTL Trading initially concluded that it did not need to consolidate the Cayman Feeder Fund. As a result, INTL Trading recorded its 88% investment in the Cayman Feeder Fund as an asset. INTL Trading finalized its financial statements on this basis and filed these financial statements with the NASD.

After the completion of filing of INTL Trading’s financial statements with the NASD, the Company concluded that 1) the Cayman Feeder Fund was a VIE under FIN46, 2) INTL Trading was the primary beneficiary of the VIE and 3) INTL Trading should have consolidated the Cayman Feeder Fund. However, the Company also concluded that the consolidation of the Cayman Feeder Fund would have an immaterial impact on the Company’s consolidated financial statements. Based on this conclusion, the Company prepared its consolidated financial statements for 2004 in a manner which was consistent with the financial statements of INTL Trading. Accordingly, the Company filed its 2004 Form 10-KSB on this basis.

In the Company’s First Quarter Form 10-QSB, the Company consolidated the Cayman Feeder Fund as a VIE under FIN46.

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Materiality

The Company relied on the following factors in assessing the materiality of the consolidation of the Cayman Feeder Fund:

Balance Sheet Items:

	As Reported	Impact of Consolidation	% Change
Total Assets	$67,719,753	$401,250	0.59%
Total Liabilities	$42,970,388	$0	0%
Minority Interest	$0	$401,250	NM
Shareholders Equity	$24,749,365	$0	0%

Income Statement Items:

	As Reported	Impact of Consolidation	% Change
Income Before Minority Interest	$2,525,355	$1,250	0.05%
Minority interest in income	$0	$1,250	NM
Net Income	$2,525,355	$0	0%

Note 4 – Investment in Asset Management Joint Venture – page F-15

14.	We note your disclosure that Consilium is not a VIE. Supplementally provide us with your analysis that addresses each of the conditions in paragraph 5 of FIN 46(R) to support your position.

Response:

Background

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As discussed in response to Item 13 above, INTL Consilium is a limited liability company formed in May 2004 by the Company and CIC to engage in the investment management business.

Consilium’s equity investors consist of the Company and CIC. Consilium is managed by a four person board of directors—two of whom are appointed by CIC and two of whom are appointed by the Company. Consilium’s day-to-day activities are directed by two of CIC’s shareholders. At the time of Consilium’s formation, the Company invested $500,000 and CIC invested $100,000 into Consilium. The $400,000 excess capital contribution was made by the Company in exchange for the intangible contribution made by CIC in the form of its management team’s experience and track record.

VIE Analysis (FIN46)

The Company’s analysis of this issue is as follows:

•	Paragraph 4 (Scope Exception) – Consilium does not qualify for a scope exception.

•	Paragraph 5a (Sufficient Equity) - After six months of operation, Consilium became profitable, had more than $300,000 of cash reserves and began generating a positive cash flow. Neither the Company nor CIC has any contractual obligation to make additional contributions. No additional capital contributions are anticipated or expected. The Company believes that Consilium has sufficient equity to finance its activities without additional support.

•	Paragraph 5b1 (Decision-Making Ability) – The two shareholders of CIC were appointed to manage the day-to-day activities of Consilium. They are employed by Consilium under employment agreements for two year terms. All significant operating activities require director approval. The Board of Directors consists of two members appointed by the Company and two members appointed by CIC. There is no mechanism for resolving disputes in the event of deadlock.

•	Paragraphs 5b2 & 5b3 (Obligation to Absorb Losses/Right to Receive Returns) - Profits and losses are absorbed by the Company and CIC according to their ownership interest in Consilium. In this connection, 50.1% of profits and losses are allocated to the Company and 49.9% are allocated by CIC.

•	Paragraph 5c – This paragraph does not apply because: (i) the voting rights of the Company and CIC are proportional to their obligations to absorb the losses and to receive any residual returns of the entity, and; (ii) substantially all of the entity’s activities are not conducted on behalf of an investor that has disproportionately few voting rights.

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Conclusion

Consilium has sufficient equity to operate without additional support. The owners of Consilium exercise control, absorb losses and receive returns in proportion to their ownership. Based on the foregoing, it is the Company’s position that Consilium is not a variable interest entity as defined by FIN46.

Note 3 – Issuance of Convertible Subordinated Notes, Conversion of Subordinated Notes in Common Shares and Related Debt Issuance Costs – page F-14

15.	Supplementally tell us how you accounted for the beneficial conversion feature embedded in your subordinated notes at the date of issuance. Refer to EITF 98-5 and paragraphs 12-16 of SFAS 133.

Response:

Management has reviewed EITF 98-5 and paragraphs 12-16 of SFAS 133. Although paragraph 12 of SFAS 133 applies to the embedded conversion feature, the Company believes that the conversion feature met the requirements for the exception provided in paragraph 11(a) and did not require separate accounting in terms of SFAS 133.

EITF 98-5 refers to “fair value” in order to determine whether a conversion is beneficial, which term has not been specifically defined in the EITF. It was management’s and the board of directors’ view that the trading price at the time of the debt issuance on March 12, 2004 did not represent fair value and that fair value was below the conversion price.

The most significant factors considered in arriving at this conclusion were:

•	The Company’s stock is very thinly traded and significant price moves can occur on small volumes. The Company is not large enough to be covered by sell side analysts and does not enjoy the benefit of committed market makers ensuring an orderly and liquid market in the Company’s stock.

•	In November 2003, the Company’s board of directors determined that the Company should raise additional capital to support the expansion of the Company’s business. The board instructed management to explore the feasibility of raising capital through the sale of debt securities, equity securities or a combination of both. During September and October 2003 the share price had traded in a range between $2.75 and $4.75 (the conversion price of the note was set at $5.75).

•	It was determined based on discussions with a variety of investment banks that a valuation of 3 times tangible book value would represent the high end of the valuation range (three times tangible book value was approximately $5.00 at the time).

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•	Based on management’s recommendation, on December 19, 2003, the Company entered into a placement agreement with the Placement Agent under which the Placement Agent agreed to assist the Company in the sale of securities. The Placement Agent indicated that a straight equity placement for the Company was not possible given the size of the offering, the level of dilution the Company was willing to accept and the Company’s limited track record of profitability and the substantial recent changes in the Company’s business. In light of these factors, the Placement Agent recommended that the Company issue a convertible security to provide new investors a more secure position in the Company’s capital structure and full equity upside. The note included a feature that allowed the Company to require conversion under certain conditions to achieve the effect of an equity placement. The agreement provided that the terms of the securities and the amount of the offering would be negotiated between the Company and the Placement Agent. The share price at this time was around $4.90 (compared to an eventual conversion price of $5.75).

•	In early January 2004 management had a verbal commitment from a large investor to purchase the entire proposed issue at a conversion price of $5.75. Market price at this time was below the conversion price.

•	Marketing of the note offering commenced in early January. The Company believed that this marketing effort, combined with a thin market in the Company’s stock, caused the trading price to increase rapidly. The stock’s closing price peaked at $10.40 on March 4, 2004 and within two months fell back to close at $6.09 on May 3, 2004.

•	On January 15, 2004, the day before the board of directors authorized the debt placement and a conversion price of $5.75, the share price closed at $5.63.

•	Management later discussed with the Placement Agent the possibility of increasing the price of the conversion feature in light of the increase in the trading price of the Company’s common stock. Based upon discussions with the Placement Agent and key potential investors in the offering management concluded that the potential investors would not accept an increase in the conversion price. Additionally, management concluded that the conversion price of $5.75 was greater than the fair value of the Company’s common stock at that time, notwithstanding the prior trading price. Management also believed that non-completion of the offering would not be in shareholders’ best interests and could result in a rapid decline in the Company’s stock. Accordingly, management decided to proceed with the offering.

Based on an evaluation of the above-mentioned factors management and the board of directors decided that to proceed with the offering on the original terms was in the shareholders’ best interests and that the conversion price of $5.75 was greater than the fair value of the Company’s shares. This view was borne out by the subsequent fall of the stock price in May, 2004. In light of these circumstances, management is of the opinion that no beneficial conversion feature existed at the time.

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The staff should be aware of the following in connection with its review of this matter:

•	The Company’s counsel, Mr. Alfred G. Smith, discussed with the Company’s SEC examiner, Mr. Barry McCarty, the fact that the conversion price was less than the current trading price and whether this was fair to the Company’s existing shareholders. This was in connection with the latter’s review of the Company’s Proxy Statement for the annual meeting of shareholders held on March 26, 2004 (‘the Proxy Statement’). This discussion did not, however, deal with the accounting for the convertible notes. As a result of this discussion the Company made substantial changes to the ‘Background’ section of the Proxy Statement, as reflected in the differences between the two Preliminary Schedules 14A and the Definitive Schedule 14A.

•	The Proxy Statement in its definitive form, on pages 17 and 18, disclosed the background and reasons for the offering, referring to numerous relevant factors in relation to the proposed conversion price and noting that the recent share price had exceeded the conversion price. The full text of the section headed ‘Background and Reasons for the Offering’ is reproduced as part of Appendix 15A.

Appendix 15B shows the price and volume history of IAAC common stock for the period December 1, 2003 to March 31, 2004.

Note 5 – Investment in INTL Consilium Sponsored Fund – page F-16

16.	Please revise to clearly explain how you account for your investment in this hedge fund. For example, clarify how gains and losses resulting from changes in the fair value of this investment are recorded in your financial statements. Supplementally cite the authoritative guidance upon which you relied.

Response:

The Company carries its investment in the Cayman Feeder Fund based on the net asset value provided by the fund’s recordkeeping administrator. The Company receives a monthly statement which reflects the net asset value of the Company’s interest in the Cayman Feeder Fund. The investment is separately reported as a line item on the Company’s balance sheet due to its value and relationship to the Company’s joint venture investment.

The Company records its investment in the Cayman Feeder Fund as a trading security in accordance with the guidance provided under FAS 115.

The Company proposes to add a sentence to Note 5 to the effect that “Change in the net asset value is included in ‘Net dealer inventory and investment gains’ in the Consolidated Statements of Operations.” The proposed changes to Note (5) are set forth in Appendix 16 to this letter.

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Note 6 – Acquisition of the Foreign Exchange Business of Global Currencies Limited

17.	Please revise to include all of the required disclosures set forth in paragraphs 51-57 of SFAS 141 as they related to your acquisition of INTL Holdings (U.K.) Limited.

Response:

The Company believes that the 2004 Form 10-KSB contains all of the information required by Paragraphs 51 to 57 of SFAS 141, other than the pro forma information required by Paragraph 54.

The Company did not provide the pro forma disclosures required in paragraph 54 of SFAS 141 in its 2004 Form 10-KSB. However, this pro forma disclosure was made in the Company’s Form 8-K/A. Given the considerable passage of time since the July 2004 acquisition of the foreign exchange business of Global Currencies Ltd., and the fact that pro forma disclosures were made in the Form 8-K/A, the Company requests that the staff waive its obligation to file this information as part of its 2004 Form 10-KSB.

Note 7 – Goodwill – page F-17

18.	We note that you recorded the entire amount of excess purchase price as goodwill. Supplementally tell us how you considered other potential intangible assets in your purchase price allocation.

Response:

In December 2004, the Company engaged a third party valuation firm to determine if any intangible assets were included in the acquisition of the foreign exchange business of Global. The Company received this firm’s valuation report (the “Valuation Report”) on January 7, 2005, after the Company had filed its Form 10-KSB for the fiscal year ended September 30, 2004. As a result, the Company made the following statement in Note (7) to its Consolidated Financial Statements:

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of obtaining third-party valuations of certain assets; thus, the allocation of the purchase price is subject to refinement.

17

This disclosure was derived from FAS 141, Appendix C, C2, which clearly envisions a later valuation and refinement of the allocation of the purchase price.

Based on the Valuation Report, the Company determined to reallocate $350,000 of the goodwill to intangible assets, as follows:

• Noncompete agreement	$150,000
• Trade name	$100,000
• Customer base	$100,000

These items were subsequently disclosed in the Company’s First Quarter Form 10-QSB.

19.	Please revise to provide the disclosures required by paragraphs 44-47 of SFAS 142 with respect to your goodwill and intangible assets, if any.

Response:

As discussed in response to Item 18 above, the Company did not assign any value to intangible assets arising from the Global acquisition until after the filing of the Company’s Consolidated 2004 Form 10-KSB. The Company believes, as discussed in Item 18 above, that it was permitted to report the full excess purchase price as goodwill, with a disclosure note to the effect that the allocation of the purchase price would be subject to further refinement upon completion of a third-party valuation. There were no intangible assets identified, valued and thus reportable in the 2004 Form 10-KSB. Accordingly, the Company believes that it has complied with the provisions of Paragraphs 44 – 47 of SFAS 142.

Note 18 – Financial Instruments with Off-Balance Sheet Risk – page F-24

20.	Please revise to clearly disclose the extent to which you are a party to derivative financial instruments or other hedging strategies. Please provide all of the disclosures required by SFAS 133 with respect to such derivative instruments.

Response:

To address the staff’s comments, the Company proposes to revise Note 18. The proposed revisions to Note 18 are set forth in Appendix 1D. In reviewing these revisions the staff should note the following:

•	Section 7.02 of the AICPA’s audit guide to Brokers and Dealers in Securities states, “A broker-dealer accounts for inventory and derivative positions (such as futures, forwards, swaps, and options) at fair value.” The Company reports its derivative positions on this basis.

18

•	Section 7.42 of the audit guide states, “Derivatives entered into by dealers in connection with their dealing activities should be carried at fair value with resultant gains and losses reported currently in income.” The Company reports its derivative positions on this basis.

•	The Company has consistently applied the provisions of Sections 7.02 and 7.42 to its foreign exchange/commodities trading segment.

•	Segmental trading activities are managed as an integrated combination of cash and derivative instruments. Formal documentation of hedging relationships do not exist (FAS 133, paragraph 20 a.). Accordingly, the Company’s derivative activities are classified as “no hedging designation” under Paragraph 18a of FAS 133. Accordingly, the Company complies with FAS 133 (Paragraph 18a,) which provides: “gains and loss on a derivative instrument not designated as a hedging instrument shall be recognized currently in earnings”.

The disclosures required under FAS 133, paragraph 44 are not applicable to the Company because the Company’s derivatives are classified as “no hedging designation,” under FAS 133

Note 27 – Segment Analysis – page F-34

21.	Please revise to address the following regarding your segment disclosures:

•	Please revise to clarify that “net contribution” is used by the chief operating decision maker for purposes of making decisions about allocating resources to each segment and assessing their performance. In addition, clearly explain how it is calculated – for example, describe the components of “variable trader bonus compensation.”

Response:

The Company proposes to revise Note 27 in the manner reflected in Appendix 21 to this letter. The Company believes that these proposed revisions address the staff’s comments.

The Company also proposes to make additional disclosure of net contribution in its MD&A. (See the Company’s response to Item 4 above).

•	Revise to separately present each of the line items described in paragraph 27 of SFAS 131 if they are included in the measure of profit and loss reviewed by the chief operating decision maker or if they are regularly reported to the chief operating decision maker. Otherwise, explain why they are not provided.

19

Response:

The only items listed in Paragraph 27 of SFAS 131 that are included in the Company’s monthly management reports regarding its business segments are: (i) 27a (revenues from external customers); (ii) 27b (revenues from transactions with other operating segments of the same enterprise); and (iii) 27g (equity in the net income of investees accounted for by the equity method).

Items that would fall into 27b are not quantified separately for management’s internal reporting purposes. These would be derived from foreign currency transactions done at arm’s length by the foreign currency trading business for the equity and debt trading business. The foreign currency trading business competes for this business as it does for any other business. If its rates are not competitive, the equity and debt trading businesses will buy or sell their foreign currency through other market counter-parties. The profit or loss made by the foreign exchange trading business on transactions done with the equity and debt trading business is not quantifiable. Since all currencies and securities are marked to market at period-end, this arrangement does not lead to the artificial inflation of trading revenues.

The amounts shown in the segment described as ‘Other’ in Note 27 to the Consolidated Financial Statements are balancing amounts, permitting a clear reconciliation between total segmental revenues, net contribution and assets and those shown in the Consolidated Statements of Operations and the Consolidated Balance Sheets. The only amounts included in ‘Other’ that are shown separately in management’s internal segmental reporting relate to the asset management business. These are accounted for by the equity method.

As disclosed in the first paragraph of Note 27, the Company’s asset management activities will not be separately reported in the segmental analysis until certain asset and revenue levels are achieved since the amounts are not significant. They are nevertheless reported separately in the Consolidated Statements of Operations and in Note 4.

•	Please revise to provide information about geographic information as required by paragraph 38 of SFAS 131.

Response:

The Company has not provided this information in reliance upon the exception provided for by Paragraph 38 of SFAS 131. This exception permits the exclusion of this information when it is impracticable to provide it. In this connection, the Company is unable to allocate revenues to specific geographic areas because of the nature of the Company’s dealing activities. Trading revenues represent the difference between the purchase and selling prices of a security, currency or commodity. These may be purchased in different geographic markets and sold in different geographic markets. There is no reasonable basis of apportionment of revenues between different geographic regions or countries.

20

Form 10-QSB for the Period Ended December 31, 2004:

Item 1 – Financial Statements

Note 14 – Trust Certificates and Total Return Swap

22.	Please provide the following with respect to your trust certificates and total return swap:

•	Revise to clearly explain the business purpose of entering into this series of financial transactions. Disclose the impact of these transactions on your cash flows and income taxes.

Response:

The Company entered into these transactions purely to earn fees, which are being amortized over the lives of the transactions. The first line of the Company’s disclosure states, “…the Company entered into a series of financial transactions…for a transaction fee.” The last line of the Company’s disclosure states, “…the only net cash flow will be the Company’s receipt of fee revenue.” There was no unusual impact on income taxes. The Company will simply repute the fee revenue earned as ordinary income.

•	Revise to clearly describe the terms of the Total Return Swap and provide the disclosures required by paragraph 44 of SFAS 133 with respect to this derivative instrument.

Response:

The value of the Total Return Swap (“TRS”) is determined by the relative change in the value of the trust certificates and the securities. The Company believes the current disclosure adequately describes this. The trust certificates represent an interest in certain real assets including property and equipment. Because the TRS value is determined by a non-financial asset that is not readily convertible into cash, it falls outside the scope of SFAS 133 by virtue of paragraph 10(e)(2)(a).

•	Using sample journal entries, supplementally describe how you accounted for each element of these transactions. In addition, tell us the authoritative literature upon which you relied in determining such accounting treatment.

Response:

The Company has provided sample journal entries, with explanatory notes, in Appendix 22 to this letter.

21

•	Supplementally tell us how you considered the conditions in paragraph 5 of FIN 39 when determining to offset and liabilities that were recorded as part of the transactions.

Response:

The Company engaged external counsel to prepare an agreement executed by both parties allowing a right of setoff across all components of the transactions. The value of each component of the transactions is determinable and the Company intends to set off. Appendix 22 identifies the components of the transactions, which the Company has reported on a net basis in accordance with paragraph 5 of FIN 39.

Form 8-K/A filed July 9, 2004:

Accounting Policies – Basis of Accounting – page F-6

23.	Please revise to specifically state that the financial statements of Global Currencies Limited have been prepared in accordance with UK GAAP. In addition, disclose the material variations in the accounting principles, practices, and methods used in preparing financial statements between UK GAAP and US GAAP.

Response:

The staff should note that the Form 8-K/A states that the financial statements of Global were prepared in accordance with UK GAAP in two places. This is stated in Item 9.01(a), and again in the Independent Auditors’ Report of Baker Tilly.

Note 21 to Global’s audited financial statements (page F-18) states that “there were no material differences between UK GAAP and US GAAP reported profits and net assets.” The Company has confirmed with Baker Tilly, that they believe that their conclusion on this issue is accurate. Baker Tilly is a member of Baker Tilly International, the 8th largest accountancy network in the world by fee income and represented by 122 firms in 75 countries (see www.bakertillyinternational.com).

The Company believes that the absence of any material differences between UK GAAP and US GAAP for Global is attributable to the relatively straightforward nature of Global’s business, with net assets residing principally in cash, short term receivables and payables.

Note 21 – Reconciliation of UK GAAP and US GAAP Profits and Losses – page F-18

24.	We note your disclosure that there are no material differences in reported profits between UK GAAP and US GAAP. Supplementally explain your basis for determining that such differences were not material and therefore did not warrant disclosure.

22

Alternatively, revise to provide a reconciliation of net income from UK GAAP to US GAAP for each period presented that quantifies and describes each significant difference. Refer to Item 17(c)(2)(i) of the instructions to Form 20-F.

Response:

Please see the Company’s response to Item 23 above.

25.	Please revise to describe and quantify the differences between balance sheet line items under UK GAAP in comparison to US GAAP. In the event that you elect to present this information in the form of a reconciliation of shareholders’ equity, please provide sufficient detail to allow an investor to determine the differences between a balance sheet prepared using UK GAAP and one prepared using US GAAP. Refer to Item 17(c)(2)(ii) of the instructions to Form 20-F.

Response:

Please see the Company’s response to Item 23 above.

26.	Please revise to describe and quantify the material differences between cash or funds flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with US GAAP. Refer to Item 17(c)(2)(iii) of the instructions to Form 20-F.

Response:

Please see the Company’s response to Item 23 above.

Pursuant to the request of the staff, attached to this letter is a statement from the Company acknowledging that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure and responses to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions regarding these filings, please do not hesitate to contact the undersigned at (305) 379-9147.

Sincerely yours,

Alfred G. Smith, II

AGS/vt

enclosures

cc:	Sean O’Connor
Brian Sephton

23

Statement by the Company

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure and responses to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

International Assets Holding Corporation

By:
Sean M. O’Connor, Chief Executive Officer

Dated:

By:
Brian T. Sephton, Chief Financial Officer

Dated:

24

PLEASE READ ON SCREEN TO SEE BLUE TYPEFACE OF REVISIONS/INSERTS

International Assets Holding Corporation

Appendix 1A

Form 10-KSB

Proposed new Section in Item 1 - Description of Business

Trading Revenues

In the Company’s business, purchases of individual securities, currencies, commodities or commodities options may be from single or multiple customers or counterparties. They may be covered by a matching sale to a customer or counterparty or may be aggregated with other purchases to provide liquidity intraday, for a number of days or, in some cases, even longer periods of time (during which periods market values may fluctuate). Sales of individual securities, currencies, commodities or commodities options may also be from single or multiple customers or counterparties. They may be made from inventory, they may be covered by a simultaneous and matching purchase in the market or they may represent a short sale and be covered by a later purchase in the market.

While the Company is able to track the number and dollar amount of individual transactions with each customer, this information is not a reliable indicator of revenues because it is not necessarily proportional to revenues or profitability. Depending on the nature of the instrument traded, market conditions and timing of a transaction, revenues and profitability may differ widely from trade to trade and from customer to customer.

International Assets Holding Corporation

Appendix 1B

Form 10-KSB

Proposed revisions to risk factor entitled “Dependence on a limited group of customers”

Dependence on a limited group of customers

Based on management’s assessment of the Company’s business, the Company believes that a small number of its customers account for a significant portion of the Company’s revenues in each of its businesses. The Company is unable to measure the level of this concentration because the Company’s dealing activities do not permit the Company to quantify revenues generated by each customer. The Company expects a significant portion of the future demand for each of its market-making and trading services to remain concentrated within a limited number of customers. None of these customers is contractually bound to use the Company’s market-making or trading services. Accordingly, these customers may direct their trading activities to other market-makers or trading at any time. The loss of or a significant reduction in demand for the Company’s services from any of these customers could have a material adverse effect on the Company’s business, financial condition and operating results.

International Assets Holding Corporation

Appendix 1C

Form 10-KSB

Proposed revisions to risk factor entitled “Unexpected losses due to counterparty failures and credit concentration risks associated with our clearing broker and custodians”

Unexpected losses due to counterparty failures and credit concentration risks associated with our clearing broker and custodians.

As a market maker of OTC and listed securities, the Company acts as principal with broker-dealer counterparties located in the United States. The Company clears its securities transactions through an unaffiliated clearing broker. Substantially all of the Company’s equity and debt securities are held by this clearing broker. The Company’s clearing broker has the right to charge the Company for losses that result from a counterparty’s failure to fulfill its contractual obligations.

The Company is responsible for self-clearing its foreign exchange and some of its commodities activities and in addition takes principal risk with counterparties in these activities. All of the Company’s receipts or deliveries of bullion or other commodities and the settlement of exchange traded options are effected through clearing institutions. Any bullion or physical commodities positions are held by third party custodians.

The Company’s policy is to monitor the credit standing of the counterparties with which it conducts business. In the normal course of operations, one or more of these counterparties may default on their obligations. If any do, the Company’s business, financial condition and operating results could be materially adversely affected.

In our equity, debt and commodities trading businesses we rely on the ability of our clearing broker to adequately discharge its obligations on a timely basis. We also depend on the solvency of our clearing broker and custodians. Any failure by the clearing broker to adequately discharge its obligations on a timely basis, or insolvency of the clearing broker or custodian, or any event adversely affecting our clearing broker or custodians, could have a material adverse effect on our business, financial condition and operating results.

International Assets Holding Corporation

Appendix 1D

Consolidated Financial Statements

Note 18: Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker-dealer and from its market making and proprietary trading in the foreign exchange and commodities trading business. The Company has sold financial instruments that it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the consolidated financial statements at September 30, 2004 at market values of the related financial instruments (totaling $12,310,543). The Company will incur losses if the market value of the financial instruments increases subsequent to September 30, 2004. The total of $12,310,543 includes $1,519,891 for options and futures contracts, which represent a liability to the Company based on their market value as of September 30, 2004.

Listed below is the market value of trading-related derivatives as of September 30, 2004 and September 30, 2003. Assets represent net unrealized gains and liabilities represent net unrealized losses.

	September 30, 2004	September 30, 2004	September 30, 2003	September 30, 2003
	Assets	Liabilities	Assets	Liabilities
Interest Rate Derivatives	$—	$984	$—	$—
Foreign Exchange Derivates	$48,822	$3,350	$138,180	$20,258
Commodity Price Derivatives	$1,713,230	$1,515,557	$262,162	$163,345

Total	$1,762,052	$1,519,891	$400,342	$183,603

Options and futures contracts held by the Company result from its customer market-making and proprietary trading activities in the foreign exchange/commodities trading business segment. The Company assists its commodities clients in protecting the value of their future production (precious or base metals) by selling them put options on an OTC basis. The Company also provides its commodities clients with sophisticated option products, including combinations of buying and selling puts and calls. The Company mitigates its risk by effecting offsetting OTC options with market counterparties or through the purchase or sale of commodities futures traded through the COMEX division of the New York Mercantile Exchange. The risk mitigation of offsetting options is not within the documented hedging designation requirements of FAS 133.

These derivative contracts are traded along with cash transactions because of the integrated nature of the markets for such products. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with its proprietary trading and market-making activities in cash instruments as part of its firm-wide risk management policies.

International Assets Holding Corporation

In the normal course of business, the Company purchases and sells financial instruments and foreign currency as either principal or agent on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the financial instrument or foreign currency is different from the contract value of the transaction.

The majority of the Company’s transactions and, consequently, the concentration of its credit exposure, is with customers, broker-dealers and other financial institutions. These transactions frequently involve both collateralized and uncollateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. The Company’s exposure to credit risk can be directly impacted by volatile financial markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties’ financial condition and credit ratings. The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

International Assets Holding Corporation

Appendix 1E

Form 10-KSB

Proposed addition to Item 1 – Business

Risk Policy

The Company has a defined risk policy which is administered by the Company’s risk committee, which reports to the Company’s audit committee. The Company has established specific exposure limits for inventory positions in every business, as well as specific issuer limits and counterparty limits. These limits are designed to ensure that in a situation of systemic financial distress and/or the failure of a counterparty and/or default of an issuer, the potential estimated loss will remain within acceptable levels. The audit committee reviews the performance of the risk committee on a quarterly basis to monitor compliance with the established risk policy.

International Assets Holding Corporation

Appendix 2

Form 10-KSB

Proposed addition to Item 3 – Legal Proceedings

Since the Company sold its retail brokerage business in December 2001, the Company has not been routinely subject to litigation in the normal course of its business. As such, the Company does not currently believe that such litigation is likely to occur in the future or to have a material adverse impact on the Company. Nevertheless, the Company has been involved in a limited number of non-routine legal proceedings, all of which have been resolved. Accordingly, it is possible that the Company may be involved in material litigation in the future, and such litigation could have a material adverse impact on the Company and its financial condition and results of operations.

International Assets Holding Corporation

Appendix 3A

Form 10-KSB

Proposed Revisions to Item 1 – Business - “Business Strategy” Section

Each of the Company’s businesses is highly volatile and can change due to a variety of factors which are both outside of management’s control and not readily predictable. To address this volatility, the Company has sought to diversify into a number of uncorrelated businesses.

As a financial intermediary in these niche businesses, the Company’s primary focus is to recruit experienced individuals who bring with them knowledge and relationships in these businesses and to ensure that costs are linked to revenues to limit the possibility of losses. Management evaluates the profitability of each area before and after direct trading and compensation costs and periodically reviews the net contribution made relative to committed capital resources.’

International Assets Holding Corporation

Appendix 3B

Form 10-KSB

Proposed Revisions to Item 6 - MD&A – Results of Operations

Results of Operations

The Company’s principal activities include market-making and trading in international financial instruments, currencies and commodities, and asset management. The markets in which the Company operates are highly competitive and volatile. The Company has little or no control over many of the factors which affect its operations. As a result, the Company’s earnings are subject to potentially wide fluctuations. The Company seeks to counteract many of these influences by focusing on niche, uncorrelated markets and, when possible, linking the Company’s expenses to revenues.

The Company’s activities have changed significantly over the past two fiscal years due to the following developments.

• In the first quarter of 2003, the Company appointed new management and raised approximately $3,400,000 in additional capital.

• In the second quarter of 2003, the Company began trading and related activities in international debt capital markets.

• In the fourth quarter of 2003, the Company began trading precious metals and foreign exchange.

• In the second quarter of 2004, the Company raised $12,000,000 from the issuance of the Company’s 7% convertible subordinated notes.

• In the third quarter of 2004, the Company and an unrelated third party formed INTL Consilium, an asset management firm. The Company received a 50.1% interest in INTL Consilium exchange for a $500,000 capital contribution.

• In the fourth quarter of 2004, the Company acquired INTL Global Currencies, a specialist foreign exchange trading business, based in London.

• In the fourth quarter of 2004, the Company exercised its right to convert the outstanding 7% subordinated notes into 2,086,923 shares of the Company’s common stock.

The Company believes that it has made significant progress in its effort to build a diversified financial services firm focusing on niche markets. During the last two years, the Company has successfully acquired or established businesses in key product areas and geographic locations. The Company’s activities are currently divided into international equities market-making, international debt capital markets, foreign exchange/commodities trading and asset management. Although most of the Company’s revenues over the past two fiscal years were

International Assets Holding Corporation

generated by international equity market-making, growth in other areas is producing an increasingly balanced and diversified revenue stream. As a result, the Company believes that it is now less vulnerable to cycles in individual product areas. For example, the relative weakness in earnings from international securities during the second half of the year was partially offset by improved foreign exchange earnings. The Company believes that its strategy of linking expenses to revenues also helps to lessen the negative impact of adverse market conditions which occur periodically in international securities and finance markets.

The Company is currently focused on increasing revenue and market share for each of its established business activities. The Company anticipates greater rate of growth in international debt trading, foreign exchange/commodities trading and asset management given the earlier stage of their development.

Fiscal Year 2004 Compared to Fiscal Year 2003

The following table reflects the principal components of the Company’s revenue as a percentage of total revenue for fiscal year 2004 and fiscal year 2003.

	Fiscal Year Revenue	% of Total Revenue		Fiscal Year Revenue	% of Total Revenue		% Change
	2004	2004		2003	2003		2003-2004
Trading revenue (Net dealer inventory and investment gains)	$21,407,000	97%		$9,537,000	88%		125%
Commissions	904,500	4%		1,125,000	10%		-20%
Interest income	167,000	Less tha 1	n %	53,000	Less tha 1	n %	216%
Dividend income (expense), net	(400,000)	-2%		(22,000)	Less tha -1	n %	n.m.
Loss from asset management joint venture	(41,000)	Less tha -1	n %	0	0%		n.m.
Other revenues	702	n.m.		106,000	1%		n.m.

Total revenue	$22,038,000	100%		$10,798,000	100%		104%

International Assets Holding Corporation

The following table reflects the sources of the Company’s revenues as a percentage of the Company’s total revenue for fiscal year 2004 and fiscal year 2003.

	Fiscal Year Revenue	% of Total Revenue	Fiscal Year Revenue	% of Total Revenue	% Change
	2004	2004	2003	2003	2003-2004
Equity market making	$16,709,000	76%	$7,675,000	71%	118%
Debt capital markets	2,622,000	12%	1,933,000	18%	36%
Foreign exchange/commodities	2,560,000	12%	1,017,000	9%	152%
Other	147,000	n.m.	173,000	2%	-15%

Total Revenue	$22,038,000	100%	$10,798,000	100%	104%

The following table reflects the sources of the Company’s net contribution as a percentage of the Company’s total net contribution for the fiscal year 2004 and fiscal year 2003

	Fiscal Year Net Contribution	% of Total Net Contribution	Fiscal Year Net Contribution(1)	% of Total Net Contribution	% Change
	2004	2004	2003	2003	2003-2004
Equity market making	$8,737,000	69%	$4,432,000	73%	97%
Debt capital markets	1,910,000	15%	994,000	16%	92%
Foreign exchange/ commodities	1,981,000	16%	695,000	11%	185%

Total Net Contribution	$12,628,000	100%	$6,121,000	100%	106%

(1)	Net contribution consist of revenues from each business activity, less direct clearing and clearing related changes and variable trader compensation.

International Assets Holding Corporation

The following table reflects the principal components of the Company’s expenses as a percentage of the Company’s total expenses in fiscal year 2004 and fiscal year 2003.

	Fiscal Year	% of Total	Fiscal Year	% of Total	% Change from 2003 to 2004
	2004	2004	2003	2003	2003-2004
Compensation and benefits	$8,490,000	50%	$4,321,000	46%	97%
Clearing and related expenses	5,879,000	35%	2,405,000	26%	144%
Wholesale commissions	20,000	n.m.	438,000	5%	-95%
Occupancy and equipment rental	503,000	3%	438,000	5%	15%
Professional fees	419,000	2%	438,000	5%	-4%
Depreciation and amortization	186,000	1%	362,000	4%	-49%
Business development	472,000	3%	263,000	3%	80%
Insurance	362,000	2%	233,000	2%	56%
Other expenses	603,000	4%	380,000	4%	59%

Total non-interest expenses	$16,934,000	100%	$9,279,000	100%	83%

Net Income. The Company generated net income of $2,525,000 for 2004, which equates to $0.41 per diluted share. This compares to a net income $1,264,000, or $0.33 cents per diluted share, for 2003.

Total Revenue. The Company’s total revenue increased 104% to $22,038,000 for 2004 compared to $10,798,000 for 2003.

International Equity Marketing-Making - Revenue grew from $7,675,000 in 2003 to $16,709,000 in 2004. The growth in equity market-making revenue in 2004 was due to significantly improved equity market conditions worldwide during the first half of the fiscal year, increased marketing of the Company’s market-making capabilities to institutional clients and a higher level of ADR conversions. Equity market-making revenue includes the trading profits earned by the Company before the related expense deduction for ADR conversion fees. These ADR fees are included in the statement of operations as clearing and related expenses. Equity market-making revenue increased from 71% of total revenue in 2003 to 76% of total revenue in 2004 reflecting the strong performance during the first half of the fiscal year.

International Debt Capital Markets – The Company began international debt capital markets activities in the second quarter of 2003. Revenue increased from $1,933,000 in 2003 to $2,622,000 in 2004. This increase was a result of both a full year of operations and improved marketing efforts. However, due to relatively higher growth in other areas, debt capital markets revenue fell from 18% of total revenue in 2003 to 12% in 2004.

Foreign Exchange/Commodities Trading - The Company began trading in foreign exchange and precious metals in the fourth quarter of 2003. The Company expanded its foreign exchange trading activities through its acquisition of the foreign exchange business of Global

International Assets Holding Corporation

Currencies in the fourth quarter of 2004. Revenue from these activities increased from $1,017,000 in 2003 to $2,560,000 in 2004, with the foreign exchange trading component producing revenues of $1,016,000 in 2003 and $2,031,000 in 2004. This increase is a result of growing customer relationships and volumes, particularly through the Global acquisition in the fourth quarter. Foreign exchange/commodities revenue increased from 9% of total revenue in 2003 to 12% in 2004.

Net Contribution. The net contribution by each of the Company’s business segments increased in total by 106% to $12,628,000 for 2004 compared to $6,121,000 for 2003. Net contribution consists of revenues, less direct clearing and clearing related changes and variable trader compensation, as more fully described below. Net contribution is one of the key measures used by management to assess the performance of each segment and for decisions regarding the allocation of the Company’s resources.

International Equity Market-Making – Net contribution is calculated as total revenues less clearing and clearing related charges paid to the Company’s clearing organization and to ADR conversion banks, and less variable trader compensation. In this business, variable trader compensation represents compensation paid to the Company’s traders on the basis of a fixed percentage of revenues less clearing and related charges, ADR conversion costs, base salaries and a fixed overhead allocation.

The net contribution of the equity trading business increased from $4,432,000 in 2003 to $8,737,000 in 2004, an increase of 97%.

International Debt Capital Markets – Net contribution is calculated as total revenues less clearing and clearing related charges paid to the Company’s clearing organization; and less variable trader compensation. In this business, variable trader compensation represents compensation paid to the Company’s trader on the basis of a fixed percentage of revenues less clearing and related charges, base salaries and a fixed overhead allocation.

The net contribution of the debt trading business increased from $994,000 in 2003 to $1,910,000 in 2004, an increase of 92%.

Foreign exchange/Commodities trading – Net contribution is calculated as total revenues less bank charges and variable trader compensation. In this business, variable trader compensation represents compensation paid to the Company’s traders on the basis of a fixed percentage of revenues, less bank charges, bank interest, base salaries and a fixed overhead allocation.

The net contribution of the foreign exchange/commodities trading segment increased from $695,000 in 2003 to $1,981,000 in 2004, an increase of 185%. The Company began trading in foreign exchange and precious metals in the fourth quarter of 2003, so that this result reflects a comparison between four quarters of activity in 2004 and one quarter of activity in 2003.

Trading Revenue (Net Dealer Inventory and Investment Gains). The Company generated trading revenue of $21,407,000 in 2004, compared to $9,537,000 for 2003. The increase in trading revenue reflected improved market conditions during the first half of the fiscal year,

International Assets Holding Corporation

the successful development of wholesale client relationships and expansion in foreign exchange/commodities trading. Trading revenue increased from 88% of total revenue in 2003 to 97% in 2004.

Commission Revenue. The Company generated commission revenue of $904,000 in 2004, compared to $1,125,000 in 2003. Commission revenue fell from 10% of total revenue in 2003 to 4% in 2004 reflecting growth in market-making rather than wholesale brokerage.

Interest Income. The Company’s 2004 interest income was $167,000 compared to $53,000 in 2003. The increase was due to higher cash balances over the period resulting from the proceeds of the private placement and an increase in financial instruments sold, not purchased due to increased ADR conversion activities. Offsetting expense arising from the increased financial instruments sold, not purchased, held with the Company’s clearing firm is separately reported under interest expense.

Dividend Income (Expense). The Company’s 2004 dividend income (expense), net was ($400,000) compared to ($22,000) for 2003. Dividend income (expense) is generated when the Company holds long (short) equity positions over a dividend declaration date. The significant increase in dividend expense arose from certain arbitrage transactions in the Company’s equity business, which generated partially offsetting revenue incorporated in “Net dealer inventory and investment gains.”

Loss From Asset Management Joint Venture. The Company recognized a loss of $41,000 on the asset management joint venture formed during the third quarter of 2004. The loss reflects the startup costs associated with this new joint venture.

Other Revenues. The Company recognized $1,000 in other income in 2004, compared to $106,000 in 2003. Other revenues include a payment of $100,000 received in 2003 under settlement of an arbitration.

Interest Expense. The Company’s interest expense increased to $731,000 for 2004, compared to $44,000 in 2003. The expense in 2004 consisted of $378,000 of interest on the $12.0 million in 7% convertible notes issued by the Company in March 2004, $95,000 of interest from demand bank loans and $174,000 of interest on financial instruments sold, not yet purchased balances, due to the increase in ADR conversion activity.

Total Non-Interest Expenses. The Company’s total non-interest expenses increased by approximately 83% to $16,934,000 in 2004, compared to $9,279,000 in 2003. This increase was directly attributable to the expansion of the Company’s business, which resulted in higher personnel, clearing and business development costs.

Compensation and Benefits. The Company’s compensation and benefit expense increased from $4,321,000 in 2003 to $8,490,000 in 2004. The increase was a result of both higher staff levels and higher performance based compensation due to increased revenues and profitability.

International Assets Holding Corporation

Clearing and related expenses. Clearing and related expenses increased from $2,405,000 for 2003 to $5,879,000 for 2004. The increase was primarily due to the growth in trading activity and the number of trades processed, increased foreign settlement fees and increased ADR conversion fees. The increased foreign settlement fees related to changes in the composition of the equity trading activities. Total ADR fees increased from $667,000 in 2003 to $3,155,000 in 2004. The increase in ADR fees includes several large equity trading transactions in the first quarter of 2004.

Wholesale Commissions. The Company incurs commission expense from certain wholesale debt transactions and foreign exchange transactions. Wholesale commissions decreased from $438,000 in 2003 to $20,000 in 2004. The decrease reflects a reduction in these types of wholesale debt transactions and the Company’s preference to act as a principal rather than a wholesale broker.

Occupancy and Equipment Rental. Occupancy and equipment rental expense increased from $438,000 in 2003 to $503,000 in 2004. This increase in rent expense is primarily due to increased equipment rental, primarily information services, for the additional employees.

Professional Fees. Professional fees principally consist of legal, taxation and accounting fees. These fees decreased from $438,000 in 2003 to $419,000 in 2004 due to the resolution of certain previously pending arbitration and legal proceedings.

Depreciation and Amortization. Depreciation and amortization decreased from $362,000 in 2003 to $186,000 in 2004. The decline is due to capitalized software development costs which were fully amortized in the first quarter of 2004. This decline has been partially offset by increased depreciation expense arising from the purchase of fixed assets for the Company’s New York and Florida offices.

Business Development Expense. Business development expense increased from $263,000 in 2003 to $472,000 in 2004. This increase relates to expanded marketing efforts to further develop the Company’s new and expanded activities.

Insurance Expense. Insurance expense increased from $233,000 in 2003 to $362,000 in 2004. The increase was primarily due to increases in the cost of health insurance caused by higher staff levels and increased cost per employee. In addition, the Company acquired key man term life insurance on certain executives.

Other Operating Expenses. Other operating expenses increased from $380,000 in 2003 to $603,000 in 2004. The increase was primarily related to expenses arising from the Company’s growth, including the acquisition in the fourth quarter of 2004.

Tax Expense. The Company recognized income tax expense of $1,848,000 in 2004 compared with $211,000 in 2003. The Company’s effective income tax rate was approximately 42% in 2004 compared with 14% in 2003. The effective tax rate in 2003 was unusually low as a result of the Company’s ability to recognize the full potential value of its then existing deferred tax asset. The reversal of the deferred tax asset valuation allowance resulted in a tax

International Assets Holding Corporation

benefit of $363,000 in 2003. The calculated federal and state tax expense before this benefit was $575,000 (39% of income before income tax). The Company has fully utilized its federal net operating loss carryforwards and partially utilized the Company’s state net operating loss carryforwards, due to continued ongoing profitability. The net deferred tax asset as of September 30, 2004 was $332,000 and relates to various timing differences and state operating loss carryforwards, compared to $329,000 as of September 30, 2003.

Net Income. As a result of the foregoing factors, the Company had net income of $2,525,000 during 2004, compared to net income of $1,264,000 during 2003. During the second half of the 2004 fiscal year, market conditions deteriorated compared to conditions during the 2003 fiscal year and the first half of the 2004 fiscal year. This deterioration adversely affected the profitability of the Company’s equity market making and debt activities. This impact was partially offset in the fourth quarter as a result of the incremental revenue due to the Global Currencies acquisition.

Recent Trends

As discussed above, the Company’s business during 2004 was affected by a variety of factors, including improved market conditions during the first half of 2004 and increased marketing of the Company’s services to institutional clients. Although these factors affected the Company’s results in 2004, the Company is uncertain whether these factors will continue to impact the Company’s business in the future.

International Assets Holding Corporation

Appendix 5

Form 10-KSB

Proposed addition to MD&A

Acquisition of Foreign Exchange Business of Global Currencies Limited

On July 9, 2004, the Company completed the acquisition of the foreign exchange business of Global Currencies Limited through the purchase of all the shares of INTL Holdings (U.K.) Limited. INTL Holdings (U.K.) Limited is a U.K. holding company that owns 100% of INTL Global Currencies Limited. The Company undertook this acquisition in order to expand its foreign exchange business. The results of operations from acquired businesses have been included in the Company’s results of operations since July 9, 2004 (the date of the acquisition).

Under the terms of the purchase agreement for the acquisition of Global, the Company made a cash payment of $4,594,000, and issued 150,000 shares of the Company’s common stock (which were valued at $1,472,000 on the date of the purchase). The cash payment consisted of a $1,000,000 cash premium paid to the Sellers, and $3,577,000 for the value of the net assets received, less negotiated differences of $50,000 related to fixed assets amounts and stamp duties. In addition, the Company paid $67,000 in legal and accounting fees.

The Company is obligated to make earn-out payments to the sellers of Global. In particular, the Company is obligated to pay an amount equal to 20% of the gross foreign exchange trade profits generated by the Company during the 30 months ending on December 31, 2006 (up to a maximum of $4,000,000). In addition, the Company is obligated to pay the sellers ten percent (10%) of the gross foreign exchange trading profits in excess of $10,000,000 per year for the 12 months ending June 30, 2005 and June 30, 2006, and ten percent (10%) of such profits in excess of $5,000,000 for the six (6) months ended December 31, 2006.

The Company funded the acquisition by utilizing its existing working capital, which included cash received from the Company’s private placement of $12,000,000 in notes of March 2004.

The Company believes that the acquisition of the foreign exchange business of Global will materially increase the Company’s revenues and net income from the foreign exchange business based upon the historical financial results of this business. In this connection, on a pro forma basis, for fiscal 2003, the acquisition of Global would have increased the Company’s revenues for 2004 from $10,798,000 to $16,630,000, and its net income for 2004 from $1,264,000 to $2,013,000.

As noted above, the Company’s acquisition of Global utilized approximately $4,594,000 in cash in connection with the payment of the initial purchase price. The Company expects to make future payments to the sellers of Global pursuant to the earnout provisions of the purchase agreement. The Company expects to fund these payments from working capital generated by the foreign exchange business.

The operations of Global’s foreign exchange business, which have been integrated into the Company’s existing foreign exchange business, are expected to increase both the Company’s net current assets and cash flow over the longer term.

International Assets Holding Corporation

Appendix 6

Form 10-KSB

Revisions to ‘Certain Critical Accounting Policies’

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles (see Summary of Significant Accounting Policies in the Consolidated Financial Statements). The Company believes that of its significant accounting policies, those described below may, in certain instances, involve a high degree of judgment and complexity. These critical accounting policies may require estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the consolidated financial statements. Due to their nature, estimates involve judgment based upon available information. Actual results or amounts could differ from estimates and the difference could have a material impact on the consolidated financial statements. Therefore, understanding these policies is important in understanding the reported results of operations and the financial position of the Company.

Valuation of Financial Instruments and Foreign Currencies. Substantially all financial instruments are reflected in the consolidated financial statements at fair value or amounts that approximate fair value. These financial instruments include: cash, cash equivalents, and financial instruments purchased under agreements to resell; deposits with clearing organizations; financial instruments owned; and financial instruments sold but not yet purchased. Unrealized gains and losses related to these financial instruments are reflected in net earnings. Where available, the Company uses prices from independent sources such as listed market prices, or broker or dealer price quotations. Fair values for certain derivative contracts are derived from pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions. In some cases, even though the value of a security is derived from an independent market price or broker or dealer quote, certain assumptions may be required to determine the fair value. However, these assumptions may be incorrect and the actual value realized upon disposition could be different from the current carrying value. The value of foreign currencies, including foreign currencies sold, not yet purchased, are converted into its U.S. dollar equivalents at the foreign exchange rates in effect at the close of business at the end of the accounting period. For foreign currency transactions completed during each reporting period, the foreign exchange rate in effect at the time of the transaction is used.

The application of the valuation process for financial instruments and foreign currencies is critical because these items represent a significant portion of the Company’s total assets. The accuracy of the valuation process allows the Company to report accurate financial information. Valuations for substantially all of the financial instruments held by the Company are available from independent publishers of market information. The valuation process may involve estimates and judgments in the case of certain financial instruments with limited liquidity and over-the-counter derivatives. Given the wide availability of pricing information, the high degree of liquidity of the majority of the Company’s assets, and the relatively short periods for which they are typically held in inventory, there is

International Assets Holding Corporation

insignificant sensitivity to changes in estimates and insignificant risk of changes in estimates having a material effect on the Company. The basis for estimating the valuation of any financial instruments has not undergone any change.

Revenue Recognition. The revenues of the Company are derived principally from realized and unrealized trading income in securities, foreign currencies and commodities purchased or sold for the Company’s account. Realized and unrealized trading income is recorded on a trade date basis. Securities owned and securities sold, not yet purchased and foreign currencies sold, not yet purchased, are stated at market value with related changes in unrealized appreciation or depreciation reflected in net dealer inventory and investment gains. Interest income is recorded on the accrual basis and dividend income is recognized on the ex-dividend date.

The critical aspect of revenue recognition for the Company is recording all known transactions as of the trade date of each transaction for the financial period. The Company has developed systems for each of its businesses to capture all known transactions. Recording all known transactions involves reviewing trades that occur after the financial period that relate to the financial period. The accuracy of capturing this information is dependent upon the completeness and accuracy of the operations systems including personnel and the Company’s clearing firm.

Deferred Tax Asset and Liability. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company also establishes valuation allowances when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of September 30, 2004, based upon the projections for future taxable income, management believes it is more likely than not that the Company will realize the full benefits of these deductible differences and net operating loss carryforward. The amount of the net operating loss carryforward was $26,000 as of September 30, 2004.

The recognition of deferred tax assets and liabilities involves estimates that management has calculated and relied upon. The various tax rates that jurisdictions impose and the proportion of the Company’s taxable income assessed in each of those jurisdictions may differ from management’s assumptions. As the Company expands into new tax jurisdictions these estimates become increasingly critical.

International Assets Holding Corporation

Appendix 7A

Form 10-KSB

Proposed Revisions to “Off Balance Sheet Arrangements”

Off Balance Sheet Arrangements

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker-dealer and from its market making and proprietary trading in the foreign exchange and commodities trading business. The Company has sold financial instruments that it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the consolidated financial statements at September 30, 2004 at market values of the related financial instruments (totaling $12,311,000). The Company will incur losses if the market value of the financial instruments increases subsequent to September 30, 2004. The total of $12,311,000 includes $1,520,000 for options and futures contracts, which represent a liability to the Company based on their market value as of September 30, 2004.

Listed below is the market value of trading-related derivatives as of September 30, 2004 and September 30, 2003. Assets represent net unrealized gains and liabilities represent net unrealized losses.

	September 30, 2004	September 30, 2004	September 30, 2003	September 30, 2003
	Assets	Liabilities	Assets	Liabilities
Interest Rate Derivatives	$—	$1,000	$—	$—
Foreign Exchange Derivates	$49,000	$3,000	$138,000	$20,000
Commodity Price Derivatives	$1,713,000	$1,516,000	$262,000	$163,000

Total	$1,762,000	$1,520,000	$400,000	$184,000

Options and futures contracts held by the Company result from market-making and proprietary trading activities in the Company’s foreign exchange/commodities trading business segment. The Company assists its clients in its commodities business protect the value of their future production (precious or base metals) by selling them put options on an OTC basis. The Company also provides its commodities clients with sophisticated option products, including combinations of buying and selling puts and calls. The Company mitigates its risk by effecting offsetting OTC options with market counterparties or through the purchase or sale of commodities futures traded through the COMEX division of the New York Mercantile Exchange. The risk mitigation of offsetting options is not within the documented hedging designation requirements of FAS 133.

International Assets Holding Corporation

These derivative contracts are traded along with cash transactions because of the integrated nature of the markets for such products. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with its proprietary trading and market-making activities in cash instruments as part of its firm-wide risk management policies.

International Assets Holding Corporation

Appendix 7B

Form 10-KSB

Proposed addition to MD&A, entitled ‘Quantitative and Qualitative Disclosures about Market Risk’

Quantitative and Qualitative Disclosures About Market Risk

The Company conducts its market-making and trading activities predominantly as a principal, which subjects its capital to significant risks. These risks include, but are not limited to, absolute and relative price movements, price volatility and changes in liquidity, over which the Company has virtually no control. The Company’s exposure to market risk varies in accordance with the volume of client-driven market-making transactions, the size of the proprietary positions and the volatility of the financial instruments traded.

We seek to mitigate exposure to market risk by utilizing a variety of qualitative and quantitative techniques:

•	Diversification of business activities and instruments

•	Limitations on positions

•	Allocation of capital and limits based on estimated weighted risks

•	Daily monitoring of positions and mark-to-market profitability

The Company utilizes derivative products in a trading capacity as a dealer, to satisfy client needs and mitigate risk. The Company manages risks from both derivatives and non-derivative cash instruments on a consolidated basis. The risks of derivatives should not be viewed in isolation, but in aggregate with the Company’s other trading activities.

Management believes that the volatility of earnings is a key indicator of the effectiveness of its risk management techniques. The graph below summarizes volatility of daily revenue during fiscal year 2004.

International Assets Holding Corporation

International Assets Holding Corporation

Appendix 7B (continued)

In the Company’s securities market-making and trading activities, the Company maintains inventories of equity and debt securities. In the Company’s commodities market-making and trading activities, the Company’s positions include physical inventories, forwards, futures and options. The Company’s commodity trading activities are managed as one consolidated book for each commodity encompassing both cash positions and derivative instruments. The Company monitors the aggregate position for each commodity in equivalent physical ounces. The table below illustrates, for fiscal 2004, the Company’s average, greatest long, greatest short and minimum day-end positions by business segment. Due to integration issues related to the acquisition of Global’s foreign exchange business, this information is not available for the Company’s foreign exchange activities.

FY 2004	Average	Greatest Long	Greatest Short	Minimum Exposure
Equity Aggregate of Long and Short ($ millions)	$3.5	$6.3	n/a	$2.0
Equity Net of Long and Short ($ millions)	$0.1	$2.3	$(2.3)	$0
Debt Aggregate of Long and Short ($ millions)	$4.1	$7.6	n/a	$1.7
Debt Net of Long and Short ($ millions)	$2.2	$6.0	$(2.6)	$0
Gold (Equivalent Oz)	(85)	4,501	(7,595)	0
Silver (Equivalent Oz)	2,193	41,718	(17,157)	0

International Assets Holding Corporation

Appendix 8

Consolidated Financial Statements

Proposed insertion in Note (1) (a)

Principles of Consolidation

The consolidated financial statements include the accounts of International Assets Holding Corporation and its subsidiaries (the Company). The Company’s subsidiaries are INTL Trading, Inc. (INTL Trading), INTL Assets, Inc., INTL Holdings (U.K.) Limited, INTL Global Currencies Limited (INTL Global Currencies) and IAHC (Bermuda) Ltd.

All significant intercompany balances and transactions have been eliminated in consolidation.

INTL Trading, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934. Most of its securities transactions are cleared through Pershing LLC on a fully disclosed basis.

INTL Assets, Inc. holds most of the physical assets of the Company. It also engages in international debt transactions.

INTL Holdings (U.K.) Limited is a U.K. holding company that owns 100% of INTL Global Currencies Limited (INTL Global Currencies). INTL Global Currencies operates a foreign exchange trading business. Both INTL Holdings (U.K.) Limited and INTL Global Currencies are designated as U.S. dollar denominated companies under the laws of the United Kingdom. Accordingly, the functional currency for these companies is the U.S. dollar.

IAHC (Bermuda) Ltd. maintains a proprietary international fixed income securities portfolio managed by the Company’s fixed income traders.

International Assets Holding Corporation engages in precious and base metals trading, foreign exchange trading, trade finance and financial structuring advice.

The Company also owns a 50.1% limited liability company interest in INTL Consilium, LLC (INTL Consilium), an investment advisory firm that focuses on the emerging market asset class. INTL Consilium is accounted for using the equity method of accounting.

International Assets Holding Corporation

Appendix 10

Consolidated Financial Statements

Note (1) (c) – Summary of Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents (this does not include the separate balance sheet line item of ‘Cash’) consist of cash and cash deposits with brokers, dealers and the Company’s clearing firm. All cash and cash equivalents deposited with brokers, dealers and the clearing firm support the Company’s trading activities, and related margin lending made available to the Company. As a result, the Company’s cash and cash equivalents held by these entities are subject to contractual restrictions under the margin requirements of these entities. In particular, the Company’s access to these balances may be restricted to the extent that those balances are held to meet margin requirements. These restrictions would vary from day to day. Cash deposits with clearing organization consist of cash, foreign currency and money market funds stated at cost, which approximates fair value. The money market funds earn interest at varying rates on a daily basis. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company is subject to concentration of credit risk because a substantial portion of the Company’s cash and cash equivalents ($12,687,000 as of September 30, 2004) are maintained at the Company’s clearing firm.

International Assets Holding Corporation

Appendix 12

Consolidated Financial Statements

Proposed revision to note (1) (f)

Valuation of Financial Instruments and Investments

Each listed security is valued at the last reported sale price on the day of valuation. Listed securities not traded on an exchange that day, and other securities that are traded in the over-the-counter market, are valued at the market’s current bid price for securities owned and current asked price for securities sold, not yet purchased. The value of a foreign security is determined in the national currency of the principal exchange on which the security is traded, which value is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect following the close of such exchange.

Financial instruments include the Company’s investment in a limited liability partnership (the “Partnership”) which is engaged in pharmaceutical distribution. The Company holds a 0.22% interest in the Partnership. The Company’s interest has been recorded at fair value, determined by management, of $47,000. Pricing information is not publicly available so management has utilized financial statements and other financial information from the Partnership which reflects the value of each partner’s interest. The Company has adjusted this value to reflect estimated gains or losses since the date of the Partnership’s financial information. The Company holds its interest in the Partnership for investment purposes and not for sale to the Company’s customers.

The Company has made an investment in a hedge fund sponsored by INTL Consilium. This investment is valued at the net asset value provided by the fund’s administrator as of the date of valuation.

International Assets Holding Corporation

Appendix 15A

Extract from Proxy Statement

The Company’s Proxy Statement for the annual meeting of shareholders held on March 26, 2004 (‘the Proxy Statement’), on pages 17 and 18, disclosed the background and reasons for the offering, referring to numerous relevant factors in relation to the proposed conversion price. The full text of the section headed ‘Background and Reasons for the Offering’ is reproduced below:

‘Background and Reasons for the Offering

In November 2003, the Company’s Board of Directors determined that the Company should raise additional capital to support the expansion of the Company’s business. The Board instructed management to explore the feasibility of raising capital through the sale of debt securities, equity securities or a combination of both. After discussions with several unaffiliated broker-dealers, management of the Company recommended to the Board that the Company engage the Placement Agent to assist the Company in this process.

Based on management’s recommendation, on December 19, 2003, the Company entered into a placement agreement with the Placement Agent under which the Placement Agent agreed to assist the Company in the sale of securities. The agreement provided that the terms of the securities and the amount of the offering would be negotiated between the Company and the Placement Agent.

During January 2004, the management of the Company held discussions with the Placement Agent regarding the terms of the securities to be offered by the Company and the amount of the offering. Based on these discussions, the Placement Agent indicated that it believed that the Company could successfully complete an offering of up to $12,000,000 in convertible subordinated notes containing the terms reflected in the Notes, including the conversion price of $5.75 per share.

On January 16, 2004, the Board of Directors approved the offering of up to $12,000,000 in Notes. The Board of Directors considered the following factors in approving the terms of the Notes and the maximum amount of the offering:

• The Company’s need for the proceeds of the offering.

• The Company’s ability to successfully complete the sale of the Notes in light of existing market conditions and the risks associated with an investment in the Notes.

• The current and historical levels of the market prices and trading volume for the Company’s common stock. In this connection, the Board noted that the Company’s common stock had traded in the range of $1.79 to $6.88 per share during the preceding 12 months, with the closing price of $5.63 per share on January 15, 2004. The Board also noted that the average daily trading volume of the common stock was 10,227 shares during the 3 months preceding January 15, 2004.

International Assets Holding Corporation

• The possibility that the market price of the common stock might increase above the conversion price of the Notes prior to the completion of the offering.

• The indicated value of the Company’s common stock based upon the market value of the other companies in the securities industry, utilizing customary valuation methodologies.

After considering these factors, the Board concluded that the terms of the Notes and the size of the offering were in the best interests of the Company and its shareholders.

On January 16, 2004, the Board of Directors also discussed the possible sale of the Notes to the Company’s executive officers and directors. At this meeting, the Board approved the sale of up to $1,900,000 in principal amount of the Notes to the Company’s executive officers and directors. In approving the possible sale of Notes by the insiders, the Board concluded that the participation of the Company’s insiders would enhance the Company’s ability to sell the Notes to other investors because their participation would demonstrate the insiders’ commitment to the Company. You should note that the insiders have not committed to purchase any amount of the Notes and there can be no assurance that they will do so.

Since January 16, 2004, the price of the Company’s common stock has risen above the conversion price of $5.75 per share set forth in the Notes. As of February 6, 2004, the closing price of the Company’s common stock was $6.78 per share. The Company’s Board of Directors has reviewed the implication of this increase with respect to its approval of the terms of the Notes and the sale of the Notes to the Company’s insiders. Based on this review, the Board of Directors continues to believe that the terms of the Notes, the size of the offering and the possible sale of up to $1,900,000 in Notes to the insiders are in the best interests of the Company and its shareholders due to the factors described above. Furthermore, the Board believes that increasing the conversion price, reducing the interest rate or otherwise adjusting the terms of the Notes would have a material adverse affect on the Company’s ability to complete the sale of the Notes.’

International Assets Holding Corporation

Appendix 15B

Price and volume history of IAAC common stock

from December 1, 2003 to March 31, 2004

NASDAQ OnlineSM	Trade History - Daily
Sources: NASDAQ, IDC

IAAC - Intl Assets Holding Corp - Common Stock

                                    Start Date:    12/01/03                    End Date:    3/31/04

Price

History

Volume

History in

Thousands

NASDAQ OnlineSM	Trade History - Daily
Sources: NASDAQ, IDC

IAAC - Intl Assets Holding Corp - Common Stock

                                    Start Date:    12/1/03                    End Date:    3/31/04

International Assets Holding Corporation

	High	Low	Close	Total Trades	Total Volume	Block Trades	Block Volume	Non-Block Trades	Non-Block Volume	Divider Indicator
Summary	12.200	3.800	7.370	4,855	1,820,920	3	43,450	4,852	1,777,470
Average	6.742	6.079	6.395	58	21,678	0	517	58	21,160

12/1/03	5.000	4.250	4.400	17	5,189	0	0	17	5,189
12/2/03	4.950	4.560	4.950	5	703	0	0	5	703
12/3/03	5.050	4.561	5.049	13	5,575	0	0	13	5,575
12/4/03	5.000	4.900	5.000	2	200	0	0	2	200
12/5/03	—	—	5.000	0	0	0	0	0	0
12/8/03	—	—	5.000	0	0	0	0	0	0
12/9/03	5.050	4.710	5.050	5	1,100	0	0	5	1,100
12/10/03	4.860	4.860	4.860	1	100	0	0	1	100
12/11/03	—	—	4.860	0	0	0	0	0	0
12/12/03	—	—	4.860	0	0	0	0	0	0
12/15/03	5.040	4.410	4.700	8	2,800	0	0	8	2,800
12/16/03	4.750	4.020	4.120	24	6,587	0	0	24	6,587
12/17/03	4.661	3.810	3.810	16	4,000	0	0	16	4,000
12/18/03	4.750	3.800	4.510	51	20,719	0	0	51	20,719
12/19/03	5.440	4.920	4.940	177	81,587	0	0	177	81,587
12/22/03	5.500	4.840	5.210	50	13,186	0	0	50	13,186
12/23/03	6.200	5.260	6.170	153	49,577	0	0	153	49,577
12/24/03	6.880	6.000	6.550	87	39,849	0	0	87	39,849
12/26/03	6.760	6.000	6.010	50	21,543	0	0	50	21,543
12/29/03	6.250	5.150	5.260	59	28,222	0	0	59	28,222
12/30/03	5.980	5.260	5.970	59	22,657	0	0	59	22,657
12/31/03	6.440	5.580	5.939	90	34,670	0	0	90	34,670
1/2/04	6.100	5.370	5.750	30	13,195	0	0	30	13,195
1/5/04	5.949	5.520	5.620	67	27,715	0	0	67	27,715
1/6/04	5.750	5.390	5.441	20	6,300	0	0	20	6,300
1/7/04	5.770	5.380	5.390	36	11,590	0	0	36	11,590
1/8/04	5.750	5.400	5.750	28	15,752	0	0	28	15,752
1/9/04	5.950	5.650	5.750	21	12,835	0	0	21	12,835
1/12/04	5.940	5.790	5.820	14	8,612	0	0	14	8,612
1/13/04	5.940	5.020	5.460	25	7,940	0	0	25	7,940
1/14/04	5.769	5.250	5.750	11	3,420	0	0	11	3,420
1/15/04	5.700	5.360	5.630	22	8,403	0	0	22	8,403
1/16/04	5.610	5.250	5.430	51	15,230	0	0	51	15,230
1/20/04	5.700	5.500	5.700	16	8,604	0	0	16	8,604
1/21/04	5.970	5.650	5.871	26	10,884	0	0	26	10,884
1/22/04	5.940	5.770	5.770	8	3,500	0	0	8	3,500
1/23/04	6.100	5.810	6.100	60	29,345	0	0	60	29,345
1/26/04	6.730	6.150	6.730	42	21,474	0	0	42	21,474
1/27/04	7.790	6.700	7.220	115	30,787	0	0	115	30,787
1/28/04	7.820	7.330	7.610	74	25,503	0	0	74	25,503
1/29/04	8.500	5.750	7.320	94	27,510	0	0	94	27,510
1/30/04	7.000	6.600	6.680	39	12,410	0	0	39	12,410
2/2/04	7.100	6.100	6.960	55	21,800	0	0	55	21,800
2/3/04	7.290	6.600	7.139	18	3,994	0	0	18	3,994
2/4/04	7.300	6.310	6.500	41	15,740	0	0	41	15,740
2/5/04	7.250	6.200	6.750	29	13,250	0	0	29	13,250

International Assets Holding Corporation

2/6/04	7.020	6.830	6.870	13	7,700	0	0	13	7,700
2/9/04	6.900	6.790	6.790	23	4,870	0	0	23	4,870
2/10/04	7.140	6.760	6.790	21	10,000	0	0	21	10,000
2/11/04	7.100	6.750	6.800	17	6,112	0	0	17	6,112
2/12/04	6.880	6.500	6.570	54	58,729	2	32,450	52	26,279
2/13/04	6.840	6.300	6.500	79	39,380	0	0	79	39,380
2/17/04	6.620	6.300	6.500	34	15,002	0	0	34	15,002
2/18/04	6.610	6.200	6.250	48	14,000	0	0	48	14,000
2/19/04	6.470	6.200	6.310	76	16,727	0	0	76	16,727
2/20/04	6.299	6.000	6.200	66	15,000	0	0	66	15,000
2/23/04	6.390	5.950	6.310	60	22,462	0	0	60	22,462
2/24/04	6.390	5.950	6.100	35	14,110	0	0	35	14,110
2/25/04	6.220	6.000	6.000	51	12,755	0	0	51	12,755
2/26/04	6.370	6.020	6.020	11	2,600	0	0	11	2,600
2/27/04	6.279	6.200	6.250	8	2,800	0	0	8	2,800
3/1/04	6.280	6.050	6.110	20	10,011	0	0	20	10,011
3/2/04	6.960	6.280	6.960	20	6,250	0	0	20	6,250
3/3/04	7.500	6.910	7.420	75	31,085	0	0	75	31,085
3/4/04	11.350	7.590	10.400	790	271,675	0	0	790	271,675
3/5/04	10.650	8.500	9.640	391	138,208	0	0	391	138,208
3/8/04	12.200	9.680	9.990	188	65,596	0	0	188	65,596
3/9/04	9.800	9.120	9.120	77	28,136	0	0	77	28,136
3/10/04	10.000	7.810	8.040	94	26,493	0	0	94	26,493
3/11/04	7.670	6.310	7.450	155	81,496	1	11,000	154	70,496
3/12/04	8.060	7.250	7.810	111	26,410	0	0	111	26,410
3/15/04	8.060	7.100	7.100	70	26,449	0	0	70	26,449
3/16/04	7.670	6.520	6.600	115	54,785	0	0	115	54,785
3/17/04	7.250	6.510	7.170	59	19,156	0	0	59	19,156
3/18/04	7.650	7.000	7.070	27	8,035	0	0	27	8,035
3/19/04	7.500	7.000	7.220	10	4,180	0	0	10	4,180
3/22/04	7.355	6.920	6.960	40	16,231	0	0	40	16,231
3/23/04	7.000	6.550	7.000	62	21,969	0	0	62	21,969
3/24/04	7.000	6.640	6.920	11	2,097	0	0	11	2,097
3/25/04	7.130	6.910	6.910	9	4,250	0	0	9	4,250
3/26/04	7.130	6.940	6.940	35	10,850	0	0	35	10,850
3/29/04	7.500	7.000	7.250	24	7,100	0	0	24	7,100
3/30/04	7.300	7.000	7.270	33	14,554	0	0	33	14,554
3/31/04	7.530	7.210	7.370	34	9,600	0	0	34	9,600

International Assets Holding Corporation

Appendix 16

Consolidated Financial Statements

Proposed revision to Note (5)

Investment in INTL Consilium Sponsored Fund

Investment in INTL Consilium sponsored fund consists of the Company’s investment in a Cayman Islands hedge fund managed by INTL Consilium. The Cayman Islands fund primarily invests in emerging market debt securities. The investment manager of the Cayman Islands fund is INTL Consilium. The Company owns a 50.1% interest in INTL Consilium (Note 4). The Company invested $3,000,000 in the Cayman Islands fund in July 2004. The investment is carried at the net asset valuation of the Company’s interest in the fund, as reported by the Fund’s administrator. Changes in the net asset value are included in ‘Net dealer inventory and investment gains’ in the Consolidated Statements of Operations. Investment withdrawals require ninety days’ written notice to INTL Consilium as well as additional limitations on the amount of withdrawal. INTL Consilium may waive the withdrawal limitations in its sole discretion.

International Assets Holding Corporation

Appendix 21

Consolidated Financial Statements

Proposed revisions to Note 27 - Segment Analysis

Other:

All other transactions that do not relate to the operating segments above are classified as ‘Other’. As of September 30, 2004, certain cash accounts and balances were maintained to support administrative as well as all of the operating segments. These multi-segment assets were allocated to ‘Other’. Revenue reported for ‘Other’ includes all the Company’s interest income but not interest expense; and the gain or loss on the Company’s asset management joint venture, which is accounted for by the equity method.

Segment data includes the profitability measure of net contribution by segment. Net contribution is one of the key measures used by management to assess the performance of each segment and for decisions regarding the allocation of the Company’s resources. Net contribution is calculated as revenue less direct clearing and clearing related charges and variable trader compensation. Variable trader compensation represents compensation paid to the Company’s traders based on a fixed percentage of revenues produced less clearing and related charges, base salaries and an overhead allocation.

Inter-segment revenues, charges, receivables and payables are eliminated between segments, except revenues and costs related to foreign currency transactions, which are undertaken on arm’s length basis by the Company’s foreign exchange trading business on behalf of the Company’s equity and debt trading business. The foreign exchange trading business competes for this business as it does for any other business. If its rates are not competitive, the Company’s equity and debt trading businesses buy or sell their foreign currency through other market counterparties. The profit or loss made by the Company’s foreign exchange trading business on these transactions is not quantifiable.

Information concerning operations in these segments of business is shown in accordance with SFAS 131 as follows:

International Assets Holding Corporation

Appendix 22

Journal entries and explanatory notes in response to question in item 22

The Company has prepared its journal entries based on the literature cited below. Sample journal entries are as follows:

I. Exchange of T-Bonds for Trusts

Dr	Trusts	$20 million
Cr	Securities sold, not yet purchased	$20 million

This reflects the substance of the agreement between the two parties (as described in Item 22 of the letter to which this is appended).

II. Repurchase Agreement

Dr	Receivable under securities repurchase agreement	$20 million
Cr	Cash	$20 million

Under the repurchase agreement, the Financial Institution is the transferor of the securities and the Company is the transferee. Because the transferor does not deliver effective control of the securities to the Company, the conditions of paragraph 9 of SFAS 140 are not satisfied and the transfer arising from the repurchase agreement must be treated as a borrowing and not a sale (similar to paragraphs 93 & 100 of SFAS 140).

III. TRS Agreement (receipt of cash collateral)

Dr	Cash	$20 million
Cr	TRS Collateral Liability	$20 million

Under the terms of the TRS agreement, the Financial Institution is required to provide cash collateral equal to the nominal amount of the underlying. In accordance with paragraph 241 of SFAS 140, the Company records the cash as an asset and the obligation to return the cash as a liability.

IV. TRS Agreement (Initial Fair Value)

Dr	TRS Net Receivable	$0 million
Cr	TRS Net Payable	$0 million

The TRS is similar to a derivative related to the sale of a financial asset described in paragraph 271 of SFAS 140. In accordance with this treatment, the Company recorded the net present value of the amounts receivable or payable under the TRS.

International Assets Holding Corporation

Appendix 22A (continued)

Consolidating entries are as follows:

Dr	Trusts	$20 million
Dr	Receivables under securities repurchase agreements	$20 million	[2]
Dr	Cash	$20 million	[1]
Dr	TRS Net Receivable	$0 million
Cr	Securities sold, not yet purchased	$20 million
Cr	Cash	$20 million	[1]
Cr	TRS Collateral Liability	$20 million	[2]
Cr	TRS Net Payable	$0 million

1&2	Offset with a net amount of zero under FIN 39